Exhibit 99.2

2010 Administrative Guidelines for the
Copano Energy, L.L.C.
Management Incentive Compensation Plan

The Copano Energy, L.L.C. Management Incentive Compensation Plan (the “Plan”) is established by the Board of Directors of Copano Energy, L.L.C. (the “Company”) to encourage and reward significant contributions to the successful and profitable operation of the enterprise by management employees of the Company or an Affiliate thereof. The Compensation Committee of the Board, which oversees executive compensation matters on behalf of the Board, approves the Administrative Guidelines for the Plan each Plan Year. Terms capitalized in these Administrative Guidelines but not defined herein shall have the meaning attributed to such terms in the Plan.

Participation

Participants eligible for the Plan effective January 1, 2010 for the 2010 Plan Year shall be those employees of the Company and its Affiliates named in Exhibit A to these Guidelines. Upon the recommendation of the CEO, the Committee may approve the entry of additional Participants in the Plan during the Plan Year following their promotion or employment date.  Participants who enter the Plan during the Plan Year shall be eligible for an Award under the Plan but, in the discretion of the CEO and Committee Chairman, may only be eligible for an Award calculated pro rata based upon the period of actual service during the Plan Year.

Bonus Opportunities

The 2010 Target Awards set forth on Exhibit A are the incentive compensation opportunities for each Participant for the Plan Year. The Target Award is expressed as a specific percentage of the Participant’s base salary in effect during the Plan Year and may  be earned if, in the opinion of the Committee, the objectives upon which the opportunity is contingent are fully achieved. A Participant whose Target Award is modified during a Plan Year will be eligible for an Award that reflects the modified Target Award for the period during which such modified Target Award is applicable.

Each Participant’s 2010 bonus is contingent upon the Financial and Operational Objectives specified in Exhibits B and C to these Guidelines and a Personal Objective, which shall be a subjective assessment of performance of the Participant. For each Participant, the percentage assigned to the Financial Objective shall equal sixty percent (60%) of the Target Award the percentage assigned to the Operational Objectives shall equal thirty percent (30%) of the Target Award and the percentage assigned to the Personal Objective shall equal ten percent (10%) of the Target Award.

Financial and Operational Objectives

For each Financial and Operational Objective, the Committee may approve the following performance levels:  1) a Threshold Level, 2) a Target Level, and 3) a Maximum Level, which levels shall be subject to final approval by the Board.

A.	If performance is less than the Threshold Level, the amount of the Target Award contingent upon that objective will not be paid.

B.	If performance is equal to the Threshold Level, fifty percent (50%) of the amount of the Target Award contingent upon that objective will be paid.

C.	If performance equals the Target Level, one hundred percent (100%) of the amount of the Target Award contingent upon that objective will be paid.

D.	If performance equals or exceeds the Maximum Level, one hundred and fifty percent (150%) of the amount of the Target Award contingent upon that objective will be paid.

E.
Unless otherwise specified in the objective, when performance falls between the Threshold Level and the Target Level or between the Target Level and the Maximum Level, the amount of the bonus shall be determined by straight-line interpolation.

F.
In no circumstances will any bonus be paid from this Plan if the per unit cash distribution paid to unitholders of the Company in regard to any quarter of the Plan Year is less than the Minimum Quarterly Distribution set forth in the Company’s Third Amended and Restated Limited Liability Company Agreement,  as amended from time to time.

When the Committee and the CEO deem it appropriate, but subject to Board approval, the Threshold Level, Target Level and Maximum Level of any Financial or Operational Objective approved at the beginning of the Plan Year may be adjusted to reflect significant changes in the operational environment or in the strategic direction of the Company or such other factors as the Committee and the CEO may determine.

Personal Objective

At the end of the Plan Year, each  Participant’s performance will assessed by the CEO (or, in the case of the CEO, by the Committee), and a score of 0% to 150% will be assigned based upon the CEO’s subjective opinion of the performance of the Participant and upon other factors that the CEO may deem relevant and appropriate. The percentage that represents the Participant’s Personal Objective score shall be multiplied by the weight assigned to the Personal Objective component of the Target Award to determine the amount of the bonus earned through the Personal Objective component of the opportunity.

Bonus Determinations

The level of achievement of the Financial, Operational and Personal Objectives determine the amount of a Participant’s Award.  The CEO’s recommendations for award payments will be presented to the Committee at its first meeting immediately following the end of the applicable Plan Year, at which time the Committee shall review performance and consider and approve bonuses, if any, for all Participants, including the CEO. The percentage of achievement of the Financial, Operational and Personal Objectives shall determine the amount of the bonus earned.

Participant’s Termination

Participants who terminate their employment by reason of death, disability (as determined by the Committee in its sole discretion) or retirement on or after reaching age 65 or, if prior to age 65, if approved by the Committee, and Participants whose employment with the Company or an Affiliate is terminated without “cause” shall be eligible for an award based on a pro rata portion of their Target Award through the Participant’s termination date  and payable at the same time as all other award payments for the applicable Plan Year.

Notwithstanding anything to the contrary herein, in the event of (i) the termination of a Participant’s employment by the Company or an Affiliate without “cause” or (ii) the termination of employment by the Participant for Good Reason, in either case within one year of a Change of Control, such Participant shall be entitled to a pro rata portion of his or her Target Award based upon the termination date and payable within 30 days following termination.

If a Participant’s employment terminates for any other reason, he or she will not be entitled to any portion of a Target Award.  Participants who voluntarily terminate employment or are terminated for “cause” before the payment date of awards earned in a prior Plan Year shall forfeit such Awards.

Conflicts

Any conflicts between the Plan and these Administrative Guidelines shall be resolved in favor of the Plan.  Notwithstanding the preceding sentence, it is the intention of the Board and the Committee that the Plan shall be construed broadly to accommodate the provisions and concepts embodied in these Administrative Guidelines to the extent reasonably possible.

Exhibit A

Copano Energy, L.L.C.
2010 Management Incentive Compensation Plan
List of Participants and Target Awards

Exhibit B

Copano Energy, L.L.C.
2010 Management Incentive Compensation Plan
Financial Objective

The financial objective approved by the Board of Directors

Exhibit C

Copano Energy, L.L.C.
2010 Management Incentive Compensation Plan
Operational Objective(s)

The operational objective(s) approved by the Board of Directors